


05009686

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations


PROCESSING
SECTION
RECEIVED
JUL 11 2005
185
SEC MAIL
WASH. D.C.

Date	May 12, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed two press releases dated May 12, 2005:

VNU ANNOUNCES TRANSITION OF CORPORATE COMMUNICATIONS AND INVESTOR RELATIONS ROLES

With kind regards,
VNU bv
o/a

Rob de Meel
Senior Vice President

PROCESSED
JUL 15 2005
THOMSON
FINANCIAL

7/15



Press release

Date May 12, 2005

VNU ANNOUNCES TRANSITION OF CORPORATE COMMUNICATIONS AND INVESTOR RELATIONS ROLES

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that in connection with its earlier announced plan to relocate several corporate functions from Haarlem to New York, it has decided to recruit for the U.S. marketplace a new head of investor relations. The company said it is making the move due to the increasing importance of its U.S. operations, the increasing size of its U.S. shareholder base and a possible U.S. listing of VNU shares.

As a result, after a career of 27 years with VNU, **Rob de Meel**, will step down on September 1, 2005 as Senior Vice President, Corporate Communications and Investor Relations, a position he has held since 2002, and announced his intention to pursue a career outside the company.

"Rob has been a valued member of the team at VNU, where he played a significant role in the company's transformation from a local consumer-oriented publisher to an international information and media company, first as Corporate Treasurer and Investor Relations Officer and later as head of Corporate Communications and Investor Relations," said Rob Ruijter, CFO of VNU. The appointment of a successor to Rob de Meel will be the subject of a separate announcement later in the year.

In a related development, **Koen van Zijl**, who is currently Vice President, Media Relations and reports to Rob de Meel, will, as of June 1, 2005, hand over his responsibilities to **Will Thoretz,** who is based in the VNU New York headquarters. Thoretz, who was previously head of communications for the VNU Marketing Information group, will be responsible for all external corporate communications.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair). VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people.
Total revenues amounted to EUR 3.8 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00